Media Release







Basel, 20 June 2003

New trial shows MabThera to be highly effective against rheumatoid arthritis

Novel approach promises significant improvement for patients with rheumatoid arthritis

Roche announces today encouraging 6 month results of a trial using MabThera to treat patients with rheumatoid arthritis presented at the Annual Congress of the European League against Rheumatism (EULAR)[1] in Lisbon, Portugal. The study showed that patients receiving MabThera had a marked improvement in their symptoms and that the drug was both effective and well tolerated. MabThera is a novel approach to the treatment of rheumatoid arthritis (RA) in that it targets B cells, which are believed to play a critical role in the development of this disease.

The study was conducted in 161 RA patients, who had previously failed multiple disease-modifying anti-rheumatic drugs (DMARDs) and were responding inadequately to methotrexate (MTX), the current standard of care for rheumatoid arthritis cases. The randomized, placebo-controlled multicenter study had 4 arms: methotrexate (MTX) alone, MabThera alone, MabThera plus cyclophosphamide (CTX) and MabThera plus MTX. MabThera was given as two 1000 mg infusions, 2 weeks apart - a highly convenient regimen compared to other treatment options.

Study Results

Patients' symptoms were monitored using the widely accepted ACR score* that assesses a number of symptom improvements. An ACR 70 score indicates that the patient has experienced a 70% improvement in their symptoms.

Exceptionally, the data showed that almost a quarter (23%) of patients who received the MabThera plus MTX combination reached an ACR 70 compared to 5% on MTX alone. In 43% of patients on MabThera and MTX a 50% reduction of symptoms could be achieved and in 76% of patients receiving MabThera plus CTX symptoms could be reduced by 20%.

"This study shows that a short course of treatment with MabThera, alone or in combination with either methotrexate or cyclophosphamide, produced substantial and sustained improvement in disease outcome for patients with active RA," said study investigator, Dr. H-D Stahl, University of Leipzig, Germany. "The combination of MabThera with methotrexate was shown to be as efficacious as that with cyclophosphamide. All three MabThera regimens were well tolerated, which means that this innovative therapy for RA should be further evaluated."

In summary, a short induction regimen with MabThera (only 2 infusions of MabThera given two weeks apart), alone or in combination with either MTX or CTX, produced significant ACR improvements and a prolonged clinical response in these patients, who continue to be followed up for a further 18 months.

The majority of adverse events observed in this study were of mild or moderate intensity and resolved without further complications.

Based on these exciting phase IIa results, global pivotal trials evaluating MabThera in the treatment of RA have been initiated, including a phase III study in RA patients who have had an inadequate response to anti-TNF therapies and a phase IIb in RA patients with an inadequate response to DMARDs.

About MabThera

MabThera (rituximab) is currently indicated for use in the treatment of the most common form of blood cancer, non-Hodgkin's lymphoma (NHL) and marketed by Roche and Genentech. and was developed by IDEC and Genentech. MabThera/ Rituxan is marketed in Europe as MabThera and in the US, Canada and Japan as Rituxan. NHL is the most common form of blood cancer and affects approximately 1.5 million people around the world. Approx. 300,000 patients have received MabThera.

About rheumatoid arthritis

RA affects almost 6 million people around the world and is a debilitating disease that hinders the daily activities of sufferers. In Europe, RA affects up to 2 million people. It is characterized by inflammation of multiple joints, cartilage loss and bone erosion, which leads to joint destruction and ultimately reduced joint function. Additionally, since RA is a systematic disease, it can have effects in other tissues, such as lungs, eyes and bone marrow. After ten

years of RA, fewer than 50% of patients can continue to work or function normally on a day to day basis.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About Genentech

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Fifteen of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes ten biotechnology products in the United States. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA. For press releases and additional information about the company, please visit http://www.gene.com

About IDEC

IDEC Pharmaceuticals focuses on the commercialization and development of targeted therapies for the treatment of cancer and autoimmune diseases. IDEC's antibody products act chiefly through immune system mechanisms, exerting their effect by binding to specific, readily targeted immune cells in the patient's blood or lymphatic systems. IDEC is headquartered in San Diego, California, and is traded on the NASDAQ National Market System under the stock symbol, IDPH.

*Notes for editors

ACR scores are the widely accepted composite scale of improvement in rheumatoid arthritis, developed by the American College of Rheumatology (ACR). The number refers to the percentage improvement in swollen joint count, tender joint count and three or more of the following measures: patient's own assessment of disease activity; physician assessment of disease activity; patient's own assessment of RA pain; acute-phase reactant (ESR, CRP) and disability questionnaire. So ACR70 would refer to a composite improvement of 70% in the above measures.

References

[1] Rituximab in RA: Efficacy and safety from a randomized controlled trial. H-D Stahl *et al.* Congress of the European League Against Rheumatism, Abstract, June 2003